SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

49271V100

(CUSIP Number)

Joachim Creus

Maple Holdings B.V.

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

Tel.: +31 20 406 10 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:

Paul T. Schnell, Esq.

Sean C. Doyle, Esq.

Maxim O. Mayer-Cesiano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Tel.: (212) 735-3000

May 27, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Maple Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) that may be deemed to be beneficially owned by Maple Holdings B.V. (“Maple Holdings”).

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Donata Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Donata Holdings B.V. (“Donata”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Donata. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Donata that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Austria

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
941,910,924 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
941,910,924 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,910,924 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 67.0% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by Maple Holdings. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since Maple Holdings is an indirect subsidiary of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,406,689,275 shares of Common Stock issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 2 (“Amendment No. 2”) to and amends and supplements the prior statement on Schedule 13D as filed on July 19, 2018, as amended by Amendment No. 1 thereto filed on May 16, 2019 (as so amended, the “Schedule 13D”), by (i) Maple Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Maple Holdings”), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Maple Holdings (“Acorn”), (iii) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn (“Forest”), (iv) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (v) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (vi) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (vii) Donata Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Donata”), (viii) Agnaten SE, a private company incorporated under the laws of Austria, which is a parent company of JAB Holding Company (“Agnaten”), and (ix) Lucresca SE, a private company incorporated under the laws of Austria, which is the parent company of Donata (“Lucresca”, and together with Maple Holdings, Acorn, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Donata and Agnaten, the “Reporting Persons”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Maple Holdings sold to affiliates of Capital Group Companies, (i) on May 16, 2019, 531,000 Shares, at a price of $28.25 per share, (ii) on May 17, 2019, 5,895,597 Shares, at a price of $28.00 per share and (iii) on May 23, 2019, 1,110,216 Shares, at a price of $28.00 per share (the “Capital Group Sale Transactions”).

On May 27, 2019, Maple Holdings sold 10,000,000 Shares, at a price of $27.80 per share, to affiliates of D. E. Shaw & Co. (the “D.E. Shaw Sale Transaction”).

With respect to Maple Holdings’s previously-disclosed intent to sell Shares to increase the public float of KDP to approximately 20% by year-end, Maple Holdings has sold approximately 64 million Shares through registered direct sales, including the previously-disclosed sale of approximately 47 million Shares earlier this month, bringing the public float of KDP to approximately 19%. As such, Maple Holdings plans to pause its remaining share sales of 1% until KDP’s next open window trading periods for insiders, which will occur following publication of KDP’s quarterly earnings during 2019 (and, in any event, not prior to publication of KDP’s second quarter earnings). As previously stated, except for this increase to approximately 20% of the public float, Maple Holdings does not intend to sell any additional Shares in the foreseeable future.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in KDP and their options with respect to such investment, including a sale of all or a portion of their equity ownership in KDP.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) Maple Holdings beneficially owns 941,910,924 Shares, after giving effect to the Capital Group Sale Transactions and the D.E. Shaw Sale Transaction, which represents 67.0% of the issued and outstanding Shares as of May 7, 2019. Each other Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with Maple Holdings the power to vote or dispose, or to direct the voting or disposition of, the 941,910,924 Shares beneficially owned by Maple Holdings, and thus, for the purpose of Rule 13d-3, the other Reporting Persons may be deemed to be the beneficial owners of an aggregate of 941,910,924 Shares.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of an aggregate of 178,200 Shares, 21,400 of which are owned by Mr. Harf’s spouse, constituting less than 0.1% of the Shares of KDP issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019. Mr. Harf has the sole power to vote or dispose, or direct the voting or disposition of, 156,800 Shares. Mr. Harf disclaims beneficial ownership of the Shares owned by his spouse.

As of the date hereof, Olivier Goudet beneficially owns 20,000 Shares, constituting less than 0.1% of the Shares of KDP issued and outstanding as of May 7, 2019, as set forth in the Quarterly Report on Form 10-Q filed by KDP with the Commission on May 9, 2019 for the quarterly period ended March 31, 2019.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D beneficially owns any Shares. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except for the Capital Group Sale Transactions and the D.E. Shaw Sale Transaction described above and the Sale Transactions described in Amendment No. 1, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Capital Group Sale Transactions and the D. E. Shaw Sale Transaction referred to in Item 4 above, Maple Holdings entered into Stock Purchase Agreements with affiliates of Capital Group Companies and D. E. Shaw & Co. substantially in the form attached to the Schedule 13D as Exhibit 4, which is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2019

JAB FOREST B.V. JAB HOLDINGS B.V. DONATA HOLDINGS B.V.

By:	/s/ Constantin Thun
Name:	Constantin Thun
Title:	Director

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

ACORN HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Proxy Holder

JAB INVESTMENTS S.À R.L.
JAB HOLDING COMPANY S.À r.l.

By:	/s/ Markus Hopmann
Name:	Markus Hopmann
Title:	Manager

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

MAPLE HOLDINGS B.V.

By:	/s/ Merel Broers
Name:	Merel Broers
Title:	Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Director